

December 9, 2009

Mr. Chris Robbins
Chief Financial Officer
Anglo Swiss Resources Inc.
837 West Hastings Street, Suite 309
Vancouver, British Columbia, Canada V6C 3N6

> **Re: Anglo Swiss Resources Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 0-08797**

Dear Mr. Robbins:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   Please number all pages, including the financial statement pages, in future filings.

Controls and Procedures, page 84

Management's Report on Internal Control over Financial Reporting, page 84

2.   Please note that you are required to assess the effectiveness of your internal
        control over financial reporting as of December 31, 2008. It also appears that you
        would need to disclose that your annual report does not include an attestation
        report of your registered public accounting firm regarding internal control over
        financial reporting to comply with Form 20-F Item 15T(4).

Certifications, pages C1 and C2

3.   Please relocate your officer certifications to the exhibit section of your filing to
        comply with Form 20-F Item 19, and ensure that your certifications are properly
        labeled and signed by officers serving the functions of Chief Executive Officer
        and Chief Financial Officer.

Financial Statements

Auditors' Report

4.   Please contact your auditors to resolve the inconsistent representations about
        audit coverage in the introductory and opinion paragraphs of their report, as these
        relate to the year ended December 31, 2006, also concerning the report of other
        auditors mentioned in the explanatory language. Since you included an audit
        report from the same auditors in your 2006 Form 20-F, it is unclear why there is a
        reference to other auditors. Please obtain an audit report for the year ended
        December 31, 2006 and include such report in an amendment to your filing.

Note 11 – Material Differences between Canadian and United States Generally Accepted
Accounting Principles

5.   We note you disclose in Note 2 under the Financial Instruments heading, stating
        that your cash and cash equivalents and term deposits are designated as held for
        trading and carried at fair value, with unrealized gain or loss recorded in
        comprehensive income. Please revise your reconciliation and disclosure in Note
        11 to show the extent of any adjustment that would be necessary to comply with
        paragraph 13 of SFAS 115 under U.S. GAAP, which requires that unrealized gain
        or loss on assets held for trading be recognized in the statements of operations.

6.   We note you disclose in Note 11 a) explaining that for U.S. GAAP, you expense
        exploration and acquisition costs relating to unproven mineral properties and that
        after establishing reserves you would capitalize exploration costs . These policies
        do not fully correlate with U.S. GAAP for costs related to mineral properties.

Under U.S. GAAP it is important to distinguish between exploration and development costs, and ensure correlation of these terms with your reserve findings. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of whether you have established reserves on other properties.

Under U.S. GAAP, the costs of acquiring mineral properties and mineral rights meeting the definition in EITF 04-2 are generally capitalized. However, such costs would be subject to impairment testing under SFAS 144 and EITF 04-3. Please revise your accounting and disclosure to comply with this guidance.

7.   We see from your disclosure in Note 5 that you continue to have acquisition costs of $2,461,282 capitalized under Canadian GAAP. Please expand your disclosure under this heading to include details of your impairment testing under U.S. GAAP that led you to believe these amounts were not recoverable.

8.   We note you disclose in Note 11 b) indicating that you depreciate your mine plant and equipment based on their use in the productive process over time, without stating how your depreciation policy is different under U.S. GAAP. We generally find that a policy based on units-of-production, using proven and probable reserves as defined in Industry Guide 7, would be appropriate for U.S. GAAP. Please expand your disclosure to clarify the nature and amount of any difference.

Additionally, your disclosure in Note 2 indicates that you depreciate your property, plant and equipment over their estimated useful lives using the declining balance method. Please resolve your depreciation policy inconsistencies

9.   We note you disclose in Note 11 d) stating that during 2008, you issued 5.47 million units, with each unit consisting of one flow-through common share and one share purchase warrant, for gross proceeds of $547,000. You further disclose that a future income tax liability is recognized for the premium paid by the investors but that you did not receive any premiums on these issuances.

Please expand your disclosure to clarify how the proceeds of $547,000 gave rise to a $1,047,974 income tax recovery as reported on your statements of operations under Canadian GAAP. Tell us the specific Canadian literature upon which you relied for your accounting, and explain why you believe recognizing this recovery amount would also conform to U.S. GAAP.

Engineering Comments

General

10.   We note that on your website and in some or your press releases you have referred to or used the terms "measured," "indicated," and "inferred," resources. If you continue to make such references on your web site or in press releases, please also include the following cautionary language or provide a legal information tab or page:

> Cautionary Note to U.S. Investors –
> The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us, or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Please tell us where you have located this language on your website.

Permitting, page 29

11.   We note that you have disclosed that you intend to develop your Kenville mine in this section and elsewhere in your filing. The terms exploration, development and production have very specific meanings within Industry Guide 7. For example, the term development stage is used to describe companies that are engaged in preparing reserves for production, while the term production stage is used to describe companies that are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Industry Guide 7, it appears that you should replace terms such as develop, development or production throughout your document, as needed, with terms such as explore or exploration. Similarly revise such references in the financial statement head notes to comply with Instruction 1 to paragraph (a) of Industry Guide 7.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief